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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant's name into English)

11 Old Jewry, 6th Floor
London, EC2R 8DU
United Kingdom
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        On June 18, 2015, International Game Technology PLC announced the release of its Notice of 2015 Annual General Meeting and 2014 Annual Report for the period from July 11, 2014 to December 31, 2014 and provided updated information for the Annual General Meeting, which will be held at the Landmark Hotel, 222 Marylebone Road, London, NW1 6JQ, England on July 28, 2015 at 12:00 p.m. British Summer Time (BST).

        The following exhibits are furnished herewith:

Exhibit Number	Description
99.1	Notice of Annual General Meeting dated June 18, 2015.
99.2	International Game Technology PLC Annual Report for the period from July 11, 2014 to December 31, 2014
99.3	2015 Annual General Meeting of Shareholders Proxy Card
99.4	Press Release, dated June 18, 2015

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2015	INTERNATIONAL GAME TECHNOLOGY PLC
	By:	/s/ PIERFRANCESCO BOCCIA Pierfrancesco Boccia Corporate Secretary

Exhibit Number	Description
99.1	Notice of Annual General Meeting dated June 18, 2015.
99.2	International Game Technology PLC Annual Report for the period from July 11, 2014 to December 31, 2014
99.3	2015 Annual General Meeting of Shareholders Proxy Card
99.4	Press Release, dated June 18, 2015

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SIGNATURES